EXHIBIT 2

         Set forth below is a summary of acquisitions of beneficial ownership in the Shares of the Issuer by Phillip Frost, M.D., effected from November 21, 1996 through the date of this Amendment No. 17. These acquisitions consist of the vesting of options previously granted to Dr. Frost pursuant to the Issuer's stock option plans.

VESTING        NUMBER OF SHARES     EXERCISE PRICE         TYPE OF
 DATE         SUBJECT TO OPTION       PER SHARE          TRANSACTION
-------       -----------------     --------------       -----------
2/19/97              50,000             $21.13        Vesting of Options
2/21/97              18,750             $26.75        Vesting of Options
2/24/97              18,750             $20.625       Vesting of Options
2/25/97              12,500             $34.875       Vesting of Options


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